PRIVILEGED AND CONFIDENTIAL

Exhibit 10.42

September 15, 2009

Andrew J. Hajducky

Dear Andrew:

The following agreement (the “Agreement”) sets forth the terms regarding the separation of your employment with Interactive Data Corporation (the “Company”) and its subsidiaries, successors, affiliates and assigns (referred to herein collectively with the Company as the “Group”), to be effective as of the date first above written (the “Effective Date”). Provided that you comply with your obligations under this Agreement, and subject to its terms and conditions, the Company will provide you with the separation benefits described below:

1.	a.	You will receive severance pay (“Severance”) in an amount equal to one year (52 weeks) of your current annual base salary, which equates to the aggregate gross amount of $362,000.00. Subject to the effectiveness and your non-revocation of the release contained in Sections 11 and 12 of this Agreement, and your compliance with the remainder of the provisions of this Agreement, your Severance will be paid in one lump sum within 30 days following the Effective Date by direct deposit (unless you have previously notified the Company in writing that you wish to be paid by check mailed to your home address). Your Severance will be the exclusive payment that you will receive from the Company in connection with your separation from service and you agree that it is paid in lieu of any other severance pay you might have received from the Company, including, but not limited to, payments pursuant to the Interactive Data Corporation Severance Plan or the terms of your offer letter dated as of May 25, 2006 (the “Prior Agreement”). Your Severance is intended to constitute a “separation pay plan” for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

	b.	Your Severance will be subject to all withholding taxes and any other applicable deductions.

	c.	In the event you die after the Effective Date and before you have received payment of the full amount of your Severance, your beneficiary (as designated by you for purposes of your Company basic group life insurance or, if you have made no such designation or the designated person is no longer living, your estate) will receive your Severance.

	d.	Except as otherwise expressly provided for in the applicable plan documents or in this Agreement, your employee participation in the Company’s employee benefit plans will end on the Effective Date. Your employee group health coverage (as applicable, medical, dental, vision) (your “Group Health Coverage”) will continue through the last day of the month in which the Effective Date falls. Thereafter, you will have the right to elect to continue your Group Health Coverage pursuant to COBRA. You may also be eligible to continue to contribute to your Medical Reimbursement Account for a period of time pursuant to COBRA. Information about COBRA will be provided to you separately. If you elect and qualify for COBRA coverage, the Company will continue to pay the employer portion of the applicable premiums (to the extent it is doing so for active employees at the time in question) until the earlier to occur of: September 30, 2010 or the date on which you become eligible for coverage under another group medical plan. You will be obligated to pay your share of premiums, deductibles and co-payments, as applicable from time to time. You are responsible for contacting the Company’s COBRA Administrator to arrange for payment of your portion of the monthly premiums and for making timely payments. You agree that you will promptly notify the Company in writing when you become eligible for coverage under another group medical plan.

e.	Short-term and long-term disability coverage will cease as of the Effective Date. Basic life insurance and basic accidental death and dismemberment coverage will cease as of the Effective Date. Any spouse or dependent life insurance or supplemental life and accident insurance coverage will cease as of the Effective Date. To the extent available and subject to the terms of the applicable insurance contracts, you may elect to convert coverage to individual policies at your expense.

f.	The Company will pay you for any salary you are due for the period from the Company’s last regular payroll date through the Effective Date on its first regular payroll date after the Effective Date and will provide you with payment for any accrued and unused Paid Time Off (“PTO”) at the same time. You will accrue no further PTO after the Effective Date.

g.	Business accident insurance, worker’s compensation insurance coverage, and short-term salary continuation coverage will cease as of the Effective Date. Subject to the provisions of Section 1(d) above, your participation in the Medical and Dependent Care Reimbursement Account (if applicable) will cease as of the Effective Date. Any funds held in your Medical or Dependent Care Reimbursement Account will be treated in accordance with the terms and conditions of the applicable plan.

h.	You will retain ownership of your vested account balance under the Pearson 401(k) Retirement Plan and the Pearson 401(k) Excess Plan in accordance with the terms of those plans.

i.	Options to purchase shares of Interactive Data Corporation common stock, if any, that were granted to you and that have vested prior to or vest on the Effective Date may be exercised in accordance with the terms of the Company’s 2000 Long-Term Incentive Plan, as amended (“LTIP”), the related summary of grant award and the related option grant certificate (collectively, the “Option Documents”). All options to purchase common stock that have not vested on or before the Effective Date will be forfeited and cancelled as of the Effective Date.

j.	Any Restricted Stock Units that were granted to you under the LTIP or the Company’s 2009 Long-Term Incentive Plan (the “2009 LTIP”) that remain subject to restrictions on the Effective Date will be treated in accordance with the terms of the LTIP or the 2009 LTIP and the applicable Restricted Stock Unit Award Agreement (collectively, the “RSU Documents”).

k.	Your contributions to the Interactive Data Corporation 2001 Employee Stock Purchase Plan, if any, will cease as of the Effective Date, and all of your accrued contributions for the current offering period will be refunded to you in accordance with the terms of the plan.

l.	Notwithstanding anything in this Agreement to the contrary, to the extent that (i) any payments hereunder are considered “deferred compensation” under Section 409A of the Code, and (ii) you are determined to be a “specified employee” (as such term is defined in Section 409A(a)(2)(B)(i) of the Code determined in accordance with the uniform methodology and procedures adopted by the Company and then in effect), to the extent necessary to comply with Section 409A of the Code, any such payment or payments made hereunder will be made or begin upon the first business day following the six-month anniversary of the Effective Date.

2.	You will comply with the Company’s customary and usual outprocessing procedures, as administered by the Company’s Human Resources Department. You will remain subject to all trading restrictions on former employees’ as outlined in the Company’s insider trading policies. You will also submit any securities holding reports and Quarterly Securities Transaction Report due under any policies applicable to you with respect to any period or partial period ending prior to the Effective Date.

3.	From and after the Effective Date, you will make no further charges on any corporate credit card issued to you, and you will settle any outstanding charges on all such cards on the Effective Date. On the Effective Date, you will also return to the Company all originals and copies of Company and Group documents and all other property belonging to the Company or the Group that is in your possession, custody or control. Such property shall include, but not be limited to:

(1)	All documents (whether paper, electronic or in any other medium) concerning any business or other activity of the Company or the Group or of any of their customers or prospective customers, including, without limitation, documents comprising or containing information concerning finance, business plans, or personnel, customer lists, manuals, brochures, memoranda, correspondence, and data compilations; and

(2)	All computer hardware or software and any other materials or equipment, including, without limitation, any BlackBerry, laptop or desktop computer, printer, fax machine, cellular telephone, and all credit cards, access cards and Citrix cards.

If any Company information or documents are in electronic form on your personally-owned computer, you will expunge them. To any extent that permanent expungement is not achievable, you will not access or permit any other person to access and will make no further use of any of the foregoing. In addition, if, notwithstanding the requirements of this Section, you are unable to return particular Company or Group documents or property on the Effective Date, you will return all such documents and property as soon thereafter as practicable and, in any event, no later than seven (7) days after the Effective Date and will contact Human Resources Department no later than the Effective Date to discuss arrangements for same.

4.	You agree not to discuss with or disclose the existence or terms of this Agreement to any person (including other employees of the Company or Group) or organization, except that you may disclose its terms to your spouse or domestic partner (if applicable), financial advisors and an attorney you consult about this Agreement, provided that they have first agreed to keep the information confidential. You may also disclose the terms of this Agreement to the extent required by law. You will provide the Company advance written notice and a full description of any disclosure which may be required by law at least seven (7) days prior to making such disclosure.

5.	You agree that (i) all records and other material not released to the general public by the Group and (ii) all trade secrets, confidential and proprietary information, unpublished data and other information used in or relating to the assets, liabilities, employees, goodwill, business or affairs of the Group, whether reduced to writing or not, including without limitation, all models, software, flow charts, customer lists, tapes, manuals, documentation and other materials related thereto, as well as all customer data, market share data, product manuals, competitive data, employee data and internal policy manuals are confidential and that the Group is the sole owner of such property. Such property is hereinafter referred to as “Confidential Information”. You agree that you (i) will not directly or indirectly disclose at any time any Confidential Information for any purpose, and (ii) will not use any Confidential Information for your own benefit or the benefit of any party other than the Company or Group.

6.	You agree to refrain from making, directly or indirectly, now or at any time in the future, whether in writing, orally, electronically or via any other medium, (i) any comment that disparages the Company or Group or any of its current or former directors, officers or employees or (ii) any other comment that could reasonably be expected to be detrimental to the business or financial prospects of the Company or Group, to any employee of the Company or Group, or to any individual or entity with whom the Company or Group has or may reasonably expect to have a business relationship; provided, however, that nothing in this Agreement shall be interpreted to prohibit you from making communications in good faith to law enforcement officials or communications required by applicable law or court order after providing notice to the Company.

7.

For a period of twelve (12) months after the Effective Date (the “Restricted Period”), you shall not directly or indirectly engage in (whether as an employee, consultant, agent, advisor, proprietor, principal, partner, stockholder, corporate officer, director or otherwise), nor have any direct or indirect ownership interest in, or directly or indirectly participate (through or in conjunction with one or more members of your or your spouse’s family or through any trust or contractual arrangement) in the financing, operation, management or control of, any person, firm, corporation or business that is in competition with the business of the Company. In addition, during the Restricted Period, you will not directly or indirectly (i) solicit, induce, attempt to solicit or induce, or hire (collectively “induce”) any person who is, or was during the then most recent 12-month period, an employee, officer, representative or agent of the Company or Group or induce any such person to violate any term of their contract or any employment arrangement with the Company or Group, or (ii) induce or attempt to induce any customer, supplier, licensee or other business relation of the Company or Group to cease doing business with or reduce its business with the Company or Group, or in any other way interfere with the relationship between the Company or Group and any customer, supplier, licensee or other business relation. As used herein the term “indirectly” includes, without limitation, your providing any encouragement to someone else to do or cause to be done what you are not permitted to do directly pursuant to this Section.

8.	You agree that if you breach any of your obligations under Sections 3 through 7 of this Agreement, the Company or the Group, as the case may be, will suffer immediate, irreparable injury, that cannot be adequately compensated for by money damages and that warrants (in addition to any other rights or remedies that the Company or the Group may have) the imposition of immediate injunctive relief against you in the event you breach or threaten to breach any of those obligations. You agree that the Company or the Group may bring proceedings for immediate injunctive relief against you in any court of competent jurisdiction. You further agree that the Group is expressly intended to be a third-party beneficiary of this Agreement.

9.	You agree that the obligations of the Company under this Agreement are subject to and conditioned upon both your acceptance of and your continuing compliance with the terms and conditions of this Agreement. In the event of any breach by you of any of your obligations under Sections 2 through 7 or 10 of this Agreement, the Company will cease to have any obligation to you under this Agreement.

10.	Through and after the Effective Date, you will (i) promptly respond to and cooperate with the Company in connection with its requests for assistance with matters concerning the Company about which you may have information as a result of your employment, and (ii) cooperate with the Company and its attorneys and experts in connection with the conduct of any action, proceeding, examination, investigation, subpoena, or litigation involving the Group. You will not receive any further remuneration for your performance of these services. However, the Company will reimburse you for any reasonable out-of-pocket expenses you incur in connection with your compliance with the provisions of this Section, provided, that, such expenses have been approved in writing in advance by the Company.

11.

For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, you, for yourself and on behalf of your successors, representatives, agents, assigns, executors, administrators and heirs (collectively, the “Releasors”), hereby irrevocably and unconditionally release and forever discharge the Company, the Group and all of their respective parents, subsidiaries and affiliates and all of their respective past and present officers, directors, employees, shareholders, benefit plans, insurers, attorneys, agents, successors and assigns (“Releasees”) from any and all claims, actions, causes of action, rights, judgments, obligations, damages, demands, accountings and liabilities of whatever kind and character (collectively, “Claims”) any of the Releasors ever had, now has, or hereafter may have, for any reason whatsoever, whether or not you are presently aware of those rights, (a) arising out of or in any way connected with or relating to your employment with, and service to, the Company or the Group or the termination of your employment or services with the Company, or (b) arising out of or in any way connected with or relating to any event, condition, circumstance or obligation that occurred, existed or arose on or prior to the date you sign this Agreement, including, without limitation, Claims under any federal, state, local or foreign law, including but not limited to any claim under Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act (“ADEA”), the Americans with Disabilities Act, the Employee Retirement Income Security Act of 1974, the Sarbanes-Oxley Act or any other federal, state or local law barring discrimination or retaliation, and Claims in contract or tort, including but not limited to Claims for fraud or misrepresentation, intentional or negligent infliction of emotional distress, breach of the covenant of good faith and fair dealing; promissory estoppel, negligence, wrongful termination of employment, or unlawful employment practices. However, nothing in this Release will affect your right to vested benefits under the Pearson 401(k) Retirement Plan or the Severance and other benefits provided for in this Agreement, or your right to institute legal action for the purpose of enforcing the provisions of this Agreement.

12.	Because the above Release includes a release of age discrimination claims under the ADEA, you are hereby advised, pursuant to the Older Workers Benefit Protection Act: (a) to consult an attorney concerning this Agreement; (b) that you are entitled to have twenty-one (21) days from the date you receive this Agreement to consider and sign it; and (c) that you have seven (7) days after the date you sign the Agreement (“Revocation Period”) to revoke your acceptance of its terms. Any revocation must be in writing, signed by you, and must be received by the Company by 5:00 p.m. Eastern time on the last day of the Revocation Period.

If you sign this Agreement within the prescribed time and do not revoke your acceptance during the Revocation Period, the Agreement will become enforceable at the conclusion of the Revocation Period. The Company’s obligations under this Agreement will not become effective until the Agreement is enforceable. If you do not sign this Agreement within the above-referenced twenty-one (21)-day period, the offer of this Agreement will be withdrawn at the end of that period and you will not have any further right to accept this Agreement.

13.	You hereby represent that you have not initiated or caused to be initiated, and agree not to initiate or cause to be initiated on your behalf any arbitration or lawsuit against any of the Releasees relating to your employment or the termination of your employment, other than to enforce this Agreement, and agree not to participate voluntarily in any such proceeding. You waive any right you may have to benefit in any manner from any monetary relief arising out of any legal proceeding against the Company or the Group on your behalf. You further represent that you have not assigned any Claims you are releasing pursuant to this Agreement.

14.	This Agreement will be binding upon and will inure to the benefit of the parties’ respective successors, assigns, executors, administrators and heirs.

15.	By signing this Agreement, you acknowledge that you have read this Agreement carefully and understand all its terms. Further, you acknowledge that you are entering into this Agreement voluntarily and of your own free will, after having had the opportunity to discuss it with an attorney. In signing this Agreement, you confirm that no representative of the Company or Group has made to you, and that you are not relying on, any promise, oral or written, relating to your employment, the termination of your employment, the term of any severance agreement, or any other related matter that is not reflected in this Agreement.

16.	You understand and agree that other than receiving the payments and benefits provided for in this Agreement, you will receive no further payment or benefit from the Company or the Group. You acknowledge that the payments and benefits that you are receiving under this Agreement exceed what you would ordinarily have been entitled to receive upon your separation from the Company’s employ.

17.	This Agreement, the Option Documents, the RSU Documents and the Proprietary Information & Inventions Agreement executed by you on June 2, 2006 represent the entire Agreement between you and the Group concerning its subject matters and supersede and replace any express or implied prior agreement between you and the Company on the same subject matters, including, without limitation, the Prior Agreement. This Agreement may be amended only by a written document signed by the parties hereto.

18.	The laws of the Commonwealth of Massachusetts applicable to contracts to be executed, and to entirely performed therein, will govern the construction and interpretation of this Agreement.

19.	Any payments made or benefits provided to you under this Agreement will be reduced by all applicable withholding taxes and any other applicable deductions.

20.	The failure of any party to this Agreement to enforce any of its terms, provisions or covenants shall not be construed as a waiver of the same or of the right of such party to enforce the same. Waiver by any party hereto of any breach or default by another party of any term or provision of this Agreement shall not operate as a waiver of any other breach or default. In the event that any one or more of the provisions of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remainder of the Agreement shall not in any way be affected or impaired thereby, or, if any of the provisions contained in this Agreement are held to be excessively broad as to duration, activity or subject, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent allowed by applicable law. In addition, upon a finding by a court (or other tribunal) that the Release in Section 11 above is unenforceable, you agree, upon the request of the Company, promptly to execute a new release as close in scope as possible to the one in Section 11 that is enforceable.

21.	Any notices required or made pursuant to this Agreement must be in writing and sent by nationally recognized courier or United States certified mail, return receipt requested, postage prepaid and will be deemed to have been given when delivered. Notices shall be addressed as follows:

If to you at the address set forth above; and if to the Company:

Interactive Data Corporation

Attention: General Counsel

32 Crosby Drive

Bedford, MA 01730

Or to such other address as either party may furnish to the other in writing. Notices of change of address will be effective upon receipt.

22.	If any provision of this Agreement contravenes Section 409A of the Code or could cause any amounts hereunder to be subject to the penalties under Section 409A of the Code, the regulations promulgated thereunder or any related guidance issued by the U.S. Treasury Department, the Company may reform this Agreement to maintain to the maximum extent practicable the original intent of the provision without violating the provisions of Section 409A of the Code.

TO ACCEPT THIS AGREEMENT, PLEASE SIGN THE ENCLOSED DUPLICATE COPY OF THIS AGREEMENT AND RETURN IT TO MY ATTENTION ON OR BEFORE OCTOBER 7, 2009.

Very truly yours,

Interactive Data Corporation

By:	/s/ Raymond D’Arcy
Ramond L. D’Arcy

Dated:	September 22, 2009

Title: President and Chief Executive Officer

FOR GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND ADEQUACY OF WHICH IS HEREBY ACKNOWLEDGED, THE TERMS OF THIS AGREEMENT ARE AGREED AND ACCEPTED BY:

Signature:	/s/ Andrew J. Hajducky

Dated: September 22, 2009

Name: Andrew J. Hajducky